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MEMORANDUM
TO:                Chad Eskildsen
                   U. S. SECURITIES AND EXCHANGE COMMISSION

FROM:              Susan Rhee
                   ASSISTANT VICE PRESIDENT & ASSOCIATE GENERAL COUNSEL

DATE:              December 7, 2007

SUBJECT:           Response to Comments to Form N-1A for JNL Investors
                   Series Trust (the "Trust")
                   File Nos: 333-43300 and 811-10041
------------------ -------------------------------------------------------------

This memorandum  addresses the U.S.  Securities and Exchange  Commission staff's
("Commission"  and  "Commission   Staff",  as  appropriate)   comments  received
telephonically on December 6, 2007 to the Trust's 485APOS filing on Form N1-A.

Each of the comments, as we understood them, is repeated below in italics, with responses immediately following. Please note that all underscored, italicized or bolded text will appear as all capital letters in EDGAR.

PROSPECTUS

1. PLEASE ADD IN THE "PRINCIPAL INVESTMENT STRATEGIES" SECTION, THE FACT THAT THE FUND WILL CONCENTRATE. ALSO, PLEASE ADD THE RISKS FOR THE INDUSTRIES THE FUND WILL CONCENTRATE IN.

     RESPONSE: For the following Funds we have added the following to the "PRINCIPAL INVESTMENT STRATEGIES" section:

     The Jackson Perspective Asia Pacific ex-Japan Bond Fund; the Jackson Perspective Asia ex-Japan Fund; the Jackson Perspective China-India Fund; the Jackson Perspective Emerging Asia ex-Japan Fund; and the Jackson Perspective Japan Fund

     The Fund will concentrate (as such term may be defined or interpreted under
     the  1940  Act)  its   investments  in  the  securities  of  the  following
     industries: financials and information technology industries.

     RESPONSE: For the following Funds we have added the following to the current disclosure for "INDUSTRY CONCENTRATION RISK" as noted in our latest response filed on EDGAR:

     The Jackson Perspective Asia Pacific ex-Japan Bond Fund; the Jackson Perspective Asia ex-Japan Fund; the Jackson Perspective China-India Fund; the Jackson Perspective Emerging Asia ex-Japan Fund; and the Jackson Perspective Japan Fund

     Because the Fund concentrates its investments in the securities of the financial industry, the Fund carries greater risk of adverse developments in the industry than a fund that always invests in a wide variety of industries. The financial industry is subject to extensive government regulation, which may affect their profitability in many ways, including by limiting the amount and types of loans and other commitments they can make, and the interest rates and fees they can charge. A financial industry company's profitability, and therefore its stock price is especially sensitive to interest rate changes throughout the world, as well as the ability of borrowers to repay their loans. Changing regulations, continuing consolidations, and development of new products and structures are all likely to have significant impact on the financial industry.

     Because the Fund concentrates its investments in the securities of the information technology industry, the Fund is subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing; frequent introduction of new or enhanced products; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards; and frequent new product introductions. Companies within the technology industry may be smaller and less experienced companies, with limited product lines, markets or financial resources. Technology company stocks have experienced extreme price and volume fluctuations that are often unrelated to their operating performance, and have lately experienced significant market declines in their share values. Also, the stocks of many Internet companies have exceptionally high price-to-earnings ratios with little or no earnings histories.

     RESPONSE: For the following Fund we have added the following to the Principal Investment Section:

     Jackson Perspective Asian Pacific Real Estate Fund

     The Fund will concentrate its investments in the securities of real estate and real estate-related industries.

     RESPONSE: For the following Fund we have added the following to the current disclosure for Industry Concentration Risk as noted in our latest response filed on EDGAR:

     Jackson Perspective Asian Pacific Real Estate Fund

     Because the Fund will concentrate in the securities of real estate and real estate-related industries, the Fund will have risks with difficulties in valuing and trading real estate, declines in value of the properties, risks relating to general and local economic conditions, changes in the climate for real estate, increases in taxes, expenses and costs, changes in laws, casualty and condemnation losses, rent control limitations and increases in interest rates.

     RESPONSE: For the following Fund we have added the following to the Principal Investment Section:

     Jackson Perspective Asia ex-Japan Infrastructure Fund

     The  Fund  will  concentrate  in  the  securities  of  real  estate,   real
     estate-related industries and industrial industries.

     RESPONSE: For the following Funds we have added the following to the current disclosure for Industry Concentration Risk as noted in our latest response filed on EDGAR:

     Jackson Perspective Asia ex-Japan Infrastructure Fund

     Because the Fund will concentrate in the securities of real estate and real estate-related industries, the Fund will have risks with difficulties in valuing and trading real estate, declines in value of the properties, risks relating to general and local economic conditions, changes in the climate for real estate, increases in taxes, expenses and costs, changes in laws, casualty and condemnation losses, rent control limitations and increases in interest rates.

     Securities classified as industrials represent a broad area of the world economy including: construction and engineering, building products, machinery, transportation infrastructure, electrical equipment, and commercial services and supplies. Industrial companies generally produce and distribute hard goods and equipment, as well as, buildings and infrastructure products. The demand for such items tend to move in cycles when markets and economies are growing. Economic declines may reduce the demand for hard goods and equipment, buildings, and infrastructure products,  resulting  in poor  performance  of  industrial  securities.  In addition, the performance of industrial securities may adversely be impacted by economic declines in emerging markets, burdensome regulatory requirements, inflation, government price controls and capital restrictions, financing costs, and higher interest rates affecting the demand for large purchases and infrastructure investments. The performance of industrial securities is also influenced by management capabilities, production cycles, the emergence of new manufacturing and building techniques, and the development of new designs and products.



STATEMENT OF ADDITIONAL INFORMATION ("SAI")

1.   PLEASE ADD MORE DETAIL ABOUT THE SPECIFIC INDUSTRY CONCENTRATION RISKS.

     RESPONSE: We have the following to the section entitled "ADDITIONAL RISK CONSIDERATIONS:"

     FINANCIAL  INDUSTRY.  The financial  industry  includes  banks and thrifts, insurance companies and investment firms. A portfolio concentrated in an industry may present more risks than a portfolio broadly diversified over several industries. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets and in commercial and residential real estate loans; and competition from new entrants in their fields of business. Although recently-enacted legislation repealed most of the barriers which separated the banking, insurance and securities industries, these industries are still extensively regulated at both the federal and state level and may be adversely affected by increased regulations.

     Banks and thrifts face increased competition from nontraditional lending sources as regulatory changes, such as the recently enacted financial-services overhaul legislation, permit new entrants to offer various financial products. Technological advances such as the Internet allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data.

     Brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies are also financial services providers. These companies compete with banks and thrifts to provide traditional financial service products, in addition to their traditional services, such as brokerage and investment advice. In addition, all financial service companies face shrinking profit margins due to new competitors, the cost of new technology and the pressure to compete globally.

     Companies involved in the insurance industry are engaged in underwriting, selling, distributing or placing of property and casualty, life or health insurance. Insurance company profits are affected by many factors, including interest rate movements, the imposition of premium rate caps, competition and pressure to compete globally. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality rates. Already extensively regulated, insurance companies' profits may also be adversely affected by increased government regulations or tax law changes.

     INDUSTRIALS. A portfolio concentrated in industrial securities may present more risks than a portfolio broadly diversified over several industries. Securities classified as industrials represent a broad swath of the world economy including: construction and engineering, building products, machinery, transportation infrastructure, electrical equipment, and commercial services and supplies. Industrial companies typically produce and distribute hard goods and equipment. Industrial companies may design and build structures and develop infrastructure projects. Industrial companies may also design products and production processes, and build production facilities and manufacturing capabilities.

     The demand for hard goods and equipment, buildings and infrastructure, design and production processes, and production facilities tends to move in cycles when markets and economies are growing. Economic declines may reduce the demand for hard goods and equipment, buildings and infrastructure, and production facilities and new designs, resulting in poor performance of industrial securities. The performance of industrial securities is also influenced by management capabilities, production cycles, the emergence of new manufacturing and building techniques, and the development of new designs and products. While performance may be linked to market cycles, highly specific changes in the market could cause reduced demand for certain industrial products, processes, and services, which could affect the performance of individual industrial securities while the larger market is experiencing relative growth.

     Based on the trading history of common stocks of industrial companies, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of industrial stocks to fluctuate substantially. In addition, industrial company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the common stocks in which the Fund invests.

     Many industrial companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the common stocks in which the Fund may invest to protect their proprietary rights will be adequate to prevent misappropriation of their technology, products, and designs, or that competitors will not independently develop technologies, products, and designs that are substantially equivalent or superior.

     Some key components of certain products of industrial issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many industrial issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of industrial companies are incorporated into other related products, such companies are often highly dependent on the performance of other industries. There can be no assurance that these customers will place additional orders, or that an issuer of common stock will obtain orders of similar magnitude such as past orders from other customers. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of common stock owned by the Fund.

     Many infrastructure and building projects are tied to the financial markets and the ability to obtain financing and credit. During difficult credit markets, such projects may not obtain financing, or construction may be halted, thereby, affecting the demand for an industrial company's goods and services. The performance of individual industrial securities may also be adversely be impacted by economic declines in emerging markets, burdensome regulatory requirements, inflation, government price controls and capital restrictions, financing costs, and higher interest rates affecting the demand for large purchases and infrastructure investments.

     INFORMATION TECHNOLOGY INDUSTRY. The information technology industry generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking, communications equipment, Internet access, information providers, semiconductors and semiconductor equipment, and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the common stocks in which the Fund may invest depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the common stock in which the Fund may invest will be able to respond in a timely manner to compete in the rapidly developing marketplace.

     Based on trading history of common stocks of issuers in the technology industry, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the common stocks in which the Fund invests.

     Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of common stock will obtain orders of similar magnitude such as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of common stock owned by the Fund.

     Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the common stocks in which the Fund may invest to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. The adoption of any such laws could have a material adverse impact on the securities in which the Fund may invest.

     REAL ESTATE INDUSTRY. The real estate industry will be closely linked to the performance of the real estate markets. Property values may fall due to increasing vacancies or declining rents resulting from economic, legal, cultural or technological developments. Real estate company share prices may drop because of the failure of borrowers to pay their loans and poor management. Many real estate companies, including REITs, utilize leverage (and some may be highly leveraged), which increases investment risk and could adversely affect a real estate company's operations and market value in periods of rising interest rates. Financial covenants related to real estate company leveraging may affect the company's ability to operate effectively. Real estate risks may also arise where real estate companies fail to carry adequate insurance, or where a real estate company may become liable for removal or other costs related to environmental contamination. Real estate companies tend to be small to medium-sized companies. Real estate company shares, like other smaller company shares, can be more volatile than, and perform differently from, larger company shares. There may be less trading in a smaller company's shares, which means that buy and sell transactions in those shares could have a larger impact on the share's price than is the case with larger company shares. A Fund could conceivably hold real estate directly if a company defaults on debt securities the Fund owns. In that event, an investment in the Fund may have additional risks relating to direct ownership in real estate, including environmental liabilities, difficulties in valuing and selling real estate, declines in the value of the properties, risks relating to general and local economic conditions, changes in the climate for real estate, increases in taxes, expenses and costs, changes in laws, casualty and condemnation losses, rent control limitations and increases in interest rates. The value of an investment in REITs is affected by the factors listed above, as well as the management skill of the persons managing the REIT. Because REITs have expenses of their own, the Fund will bear a proportionate share of those expenses.

As we discussed, we will include the agreed upon changes in the Trust's upcoming 485BPOS filing which is expected to be filed on or about December 27, 2007. Per our conversation we will be filing a 485BXT on December 11, 2007 to change the effective date to December 27, 2007.

It is the Trust's intention to respond fully to the Commission Staff's comments, and believes that the changes described above do so fully.

If you have any questions, please call me at 517-367-4336. Thank you for your prompt attention to this matter.

cc:      File


   1 Corporate Way Lansing, MI 48951 Phone: (517) 367-4336 Fax: (517) 706-5517
              Toll Free: (800) 565-9044 email: susan.rhee@jnli.com